AB 7/31

06008378

SECURITIES [illegible] ON
W[illegible]

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30055

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heidtke & Company, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 4TH AVENUE NORTH, SUNTRUST BANK BUILDING, SUITE 1950
(No. and Street)

NASHVILLE	TN	37219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LYMAN O. HEIDTKE 615-254-0992
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THE BAKER GROUP, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17TH AVENUE SOUTH	NASHVILLE	TN	37212
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAY 26 2006 WASH, D.C. 152

PROCESSED JUL 17 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CW 7/13/06

OATH OR AFFIRMATION

I, LYMAN O. HEIDTKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HEIDTKE & COMPANY, INC., as of MARCH 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE K. SHELBY
Notary
Public
At
Large
DAVIDSON COUNTY, TENN.

My Commission Expires
November 24, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

HEIDTKE & COMPANY, INC.

MARCH 31, 2006

TABLE OF CONTENTS

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Heidtke & Company, Inc.
Nashville, Tennessee

We have examined the accompanying statement of financial condition of Heidtke & Company, Inc. as of March 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heidtke & Company, Inc. as of March 31, 2006, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Baker Group, P.C.
Certified Public Accountants

May 23, 2006

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

HEIDTKE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

Cash	$ 81,300
Cash segregated under federal and other regulations (Note 3)	0
Receivables from brokers and dealers:	
Commissions receivable	57,856
Other receivables	33,111
Related party	0
Securities owned (Note 2):	
Marketable, at market value	284,467
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $49,447	28,256
Other Assets	7,650
Total Assets	$492,640

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable to clearing broker	$ 7,717
Accounts payable, accrued expenses, and other liabilities	98,960
Total Liabilities	106,677
Stockholder's equity	
Common stock	
$1 par value, 100,000 shares authorized and 1,282 shares outstanding	1,282
Additional paid-in capital	111,593
Retained earnings	273,088
Total Stockholder's Equity	385,963
Total Liabilities and Stockholder's Equity	$492,640

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2006

Revenues	
Commissions and fees	$1,117,912
Net dealer inventory and investment gains (loss) (Net unrealized gain of $96,613 - Note 2)	(16,928)
Interest and dividends	23,488
Total Revenue	1,124,472
Expenses	
Commissions	205,447
Clearing fees	193,847
Professional fees	11,361
Insurance	1,114
Interest expense	0
Telephone & answering service	23,241
Rent	42,535
Wages	384,009
Taxes	40,138
Regulatory fees	21,958
Dues, licenses & subscriptions	4,669
Employee benefit program	11,500
Employee Education	1,425
Entertainment	25,874
Postage	7,104
Equipment expense	41,376
Travel	20,447
Office supplies	25,633
Parking	9,238
Depreciation and amortization	10,678
Contributions	6,035
Total expenses	1,087,629
Income before income taxes	36,843
Income taxes	7,690
Net income	$ 29,153

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Beginning Balance	1,282	$1,282	$111,593	$268,935	$381,810
Net Income for Year				29,153	29,153
Dividends Paid	_____	_____	______	(25,000)	(25,000)
Ending Balance	1,282	$1,282	$111,593	$273,088	$385,963

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2006

Cash flows from operating activities	
Net income	$ 29,153
Adjustments to reconcile net income to net cash provided by Operating Activities:	
Depreciation and amortization	10,678
Decrease in receivables	26,752
Decrease in investment securities	1,525
Decrease in other assets	1,640
Increase in payable to clearing broker	7,717
Decrease in accrued expenses	(12,755)
Net cash provided (used) by operating activities	64,710
Cash flows from Investing Activities	
Purchase of Equipment	(23,446)
Net cash provided (used) by investing activities	(23,446)
Cash flows from Financing Activities	
Dividends Paid	(25,000)
Net cash provided (used) by financing activities	(25,000)
Net increase in cash and cash equivalents	16,264
Cash and cash equivalents at beginning of year	65,036
Cash and cash equivalents at end of year	$ 81,300

Supplemental Information:

Income taxes	$6,470
Interest expense	0

The accompanying notes are an integral part of this statement.

HEIDTKE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting which is in conformity with generally accepted accounting principles. Accordingly, revenues are recorded when due rather than when received, and expenses are recorded when incurred rather than when paid.

Business Activity
The Company operates a stock brokerage firm in Nashville, Tennessee.

Depreciation - The Corporation has elected to use the accelerated method of depreciation for tax purposes and the straight-line method of depreciation for financial reporting purposes.

Income Taxes - Income taxes are provided for based on the income reported on the financial statements which is materially the same as the taxes reported on the tax returns.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments with Off-Balance Sheet Risk - In the normal course of business the Company purchases and sells securities as both principal and agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

Net Capital Requirements - The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2006 the Company had net capital of $276,116 which was $176,116 in excess of its required net capital of $100,000.

Qualified Deferred Compensation Plan - The Company maintains a qualified deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer a percentage of their salary, subject to Internal Revenue Service limits. In addition, the plan allows for the Company to make discretionary contributions based on the participant's salary. Company contributions to the plan were $11,500 for the current year.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

NOTE 2 - UNREALIZED GAIN AND (LOSS) ATTRIBUTABLE TO INVESTMENTS

		Cost	Market	Unrealized Gain(loss)
9,000 shs	ACLN Limited	$ 634	$ 0	$ (634)
1,100 shs	Airnet Systems, Inc.	4,734	3,839	(895)
1,500 shs	ARK Restaurants Corp.	44,758	44,925	167
36,600 shs	China Industrial Group	0	220	220
10,000 shs	Int'l Display Works Corp.	3,500	65,500	62,000
1,000 uts	Mid-Amer Apt REIT	24,960	54,750	29,790
2,000 shs	NAMTAI Electronics	45,904	45,820	(84)
2,000 shs	Natl Health Inv. Inc.	31,623	50,800	19,177
9,000 shs	PDS Gaming Corp.	17,997	13,500	(4,497)
68,000 shs	Speizman Industries, Inc.	684	340	(344)
512 uts	Star Gas Partners, LP	10,504	1,152	(9,352)
7,100 shs	Telebyte, Inc.	2,556	3,621	1,065
Grand Total		$187,854	$284,467	$96,613

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $0 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 4 - LEASES

The Company leases office space under an operating lease expiring on May 1, 2009. Rent expenses for the year ending March 31, 2006 was $42,535. Future minimum payments due on the non-cancelable lease are as follows:

Fiscal Year Ending	Annual Payments
2007	$ 42,350
2008	43,620
2009	44,929
2010	3,753
	$134,652

NOTE 5 - RELATED PARTY

The Company received commissions from it's stockholder for the execution of trades for a Limited Partnership in which the stockholder is also the general partner. The total commission income received for these transactions in the current year was $539,009. The related accounts receivable amounted to $0.

HEIDTKE & COMPANY, INC.

SCHEDULE 1

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SEC

AS OF MARCH 31, 2006

Total stockholder's equity from Statement of Financial Condition		$385,963
Total stockholder's equity qualified for net capital		385,963
Deductions and/or charges		
A. Non-allowable assets		
Petty cash	$ 150	
Receivable from brokers or dealers	85	
Receivable from non-customers	6,775	
Furniture & equipment	28,256	
Other assets	7,500	
		42,766
Net capital before haircuts		343,197
Other securities	55,276	
Undue concentration	11,805	
Haircuts on securities		67,081
NET CAPITAL		$276,116

HEIDTKE & COMPANY, INC.
SCHEDULE 2
Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1
AS OF MARCH 31, 2006

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$447,201	$ (61,238) (1)	$385,963
3. Total	447,201	(61,238)	385,963
5. Total capital	447,201	(61,238)	385,963
6. A. Non-allowable assets	29,998	12,768 (2)	42,766
Total deductions	29,998	12,768	42,766
8. Net capital before haircuts	417,203	(74,006)	343,197
9. Haircuts on securities:			
C. 4. Other Securities	56,051	(775) (3)	55,276
D Undue Concentration	7,978	3,827 (4)	11,805
Total haircuts	64,029	3,052	67,081
10. Net capital	$353,174	$ (77,058)	$276,116

(1)	Accrual of year end bonuses	$ (78,000)
	Recording of additional fixed assets	23,446
	Adjustment of depreciation expense	(10,678)
	Adjustment of corporate income taxes	14,076
	Accrual of various month end expenditures	(10,082)
		$ (61,238)
(2)	Net increase in furniture and equipment	$ 12,768
(3)	Change due to math errors in calculation	$ (775)
(4)	Due to change in current capital after audit adjustments	$ 3,827

HEIDTKE & COMPANY, INC.

SCHEDULE 3

COMPUTATION OF RESERVE REQUIREMENTS
AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SEC

AS OF MARCH 31, 2006

Heidtke & Company, Inc. did not carry any margin accounts, maintained no securities on hand, promptly transmits all customer funds, and will not otherwise hold funds or securities for, or owe money or securities to, customers, and will effectuate all financial transactions between the broker or dealer and his customers through a special bank account which will be designated as "Special Account for the Exclusive Benefit of Customers of Heidtke & Company, Inc." thereby meeting the conditions of Rule 15c3-3(k)(2)(i) exempting it from the requirements of Customer Protection Rule 15c3-3.

HEIDTKE & COMPANY, INC.

SCHEDULE 4

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF MARCH 31, 2006

Minimum net capital required	$ 7,112
Minimum dollar net capital requirement of reporting broker	$100,000
Net capital requirements	$100,000
Excess net capital	$176,116

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Total liabilities from statement of financial condition	$106,677
Less: non aggregate indebtedness	0
AGGREGATE INDEBTEDNESS	$106,677

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$106,677	
Net capital	$276,116	38.63%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED MARCH 31, 2006

Beginning Balance	$ 0.00
Additions	0.00
Deductions	0.00
Ending Balance	$ 0.00

THE BAKER GROUP, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report
on Internal Accounting Control
Required by SEC Rule 17a-5

Heidtke & Company, Inc.
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Heidtke & Company, Inc., for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verification, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1504 17TH AVE. SOUTH · NASHVILLE, TN 37212 · 615-292-5500 · FAX 615-292-5400
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

The Baker Group, P.C.
Certified Public Accountants

May 23, 2006